UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of May, 2003

Commission File: 333-06552

REPORT TO SHAREHOLDERS
SECOND QUARTER REPORT 2003

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

Tembec

A Company of People Building their own Future

THE SPIRIT OF INNOVATION

WE CARE

SECOND QUARTER REPORT 2003

REPORT TO THE SHAREHOLDERS

Second Quarter Fiscal 2003

Consolidated gross sales for the second quarter ended March 29, 2003 reached $857.8 million, up from $848.7 million in the comparable period last year. The Company generated net earnings of $34.2 million ($0.40 per share), compared to a restated net loss of $63.0 million ($0.73 per share) in the corresponding quarter ended March 30, 2002, and a net loss of $41.8 million ($0.48 per share) in the previous quarter. The March 2003 quarterly net earnings resulted primarily from an after-tax gain of $91.8 million ($1.06 per share) on the translation of foreign denominated debt. Earnings before interest and financing charges, taxes, depreciation and amortization (EBITDA) totalled $12.5 million, down from EBITDA of $50.0 million generated a year ago and $18.2 million in the prior quarter.

Business Segment Results

During the quarter, the Forest Products Group generated negative EBITDA of $10.8 million on sales of $236.1 million. This compares to negative EBITDA of $7.2 million on sales of $232.3 million in the prior quarter. Although US dollar selling prices increased, it was not sufficient to offset the impact of a stronger Canadian dollar. As a result, the average selling price for SPF lumber decreased by $19 per mfbm. The financial results of this segment continue to be negatively affected by substantial payments of countervailing and antidumping duties on lumber shipped to the U.S. During the quarter, the Company incurred $19.1 million of duties compared to $20.9 million in the prior quarter. Details on the impact of the countervailing and antidumping duties are outlined in the notes to the interim consolidated financial statements.

The Pulp Group generated EBITDA of $9.5 million on sales of $325.7 million for the quarter ended March 29, down from EBITDA of $14.3 million on sales of $306.6 million in the prior quarter. Higher US dollar selling prices were offset by the stronger Canadian dollar. Overall, pulp selling prices expressed in Canadian dollars remained unchanged from the prior quarter. The segment's profitability continued to be negatively affected by the stronger Euro. The quarterly reported Canadian dollar cost of sales of our three French pulp mills increased by $4 million from the prior quarter due to the appreciation of the Euro vis-à-vis the Canadian dollar. Although the Company views the stronger Euro as a positive development for higher pulp prices, the short term effect has been a reduction in earnings for this segment.

The Paper Group generated EBITDA of $8.6 million on sales of $215.8 million. This compares to $4.4 million on sales of $218.9 million in the prior quarter. Here again, US dollar based selling prices remained unchanged from the prior quarter but the stronger Canadian dollar resulted in a $40 per tonne decline in average prices of the Paper group's shipments. In the December 2002 quarter, the segment's manufacturing costs had increased due to higher energy costs and certain non-recurring operating costs. In the March 2003 quarter, higher energy costs continued but were offset by reductions in other areas and improved operating efficiencies. In addition, while the stronger Canadian dollar decreased revenues, the quarterly reported Canadian dollar cost of manufacturing of the St. Francisville, Louisiana paper mill decreased by approximately $4 million due to the currency change.

Outlook

The Company's current results reflect the poor pricing being experienced in its three core segments. As well, the continued trade difficulties in the SPF lumber industry are also negatively impacting the Company's financial performance. While the recent strengthening of the Canadian dollar versus the U.S. dollar has further reduced effective prices, the Company's hedging program is providing a partial offset. A positive development remains the relatively good showing of market pulp, with the NBSK list price in North America increasing by US$100 per tonne in the last three months. Traditionally, strengthening pulp prices have tended to lead a broader recovery in the pulp and paper industry. The Company continues to focus on controlling costs, maintaining liquidity and limiting capital expenditures to short payback items. We remain well positioned to generate significant earnings as prices recover.

Frank A. Dottori

President & C.E.O.

Management's Discussion and Analysis
for the quarter ended March 29, 2003

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec's financial performance during its second quarter ended March 29, 2003. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended March 29, 2003 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 28, 2002, included in the Company's Annual Report. All references to quarterly or Company information relate to Tembec's fiscal quarters. "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization and other non operating expenses.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec's actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec's continuous disclosure filings.

OVERVIEW

                                                                                                                     Quarterly Results ($ millions)

  (1) Fiscal 2002 has been restated to comply with the new recommendations of Section 1650 of the CICA Handbook "Foreign Currency Translation".

March Quarter 2003 vs March Quarter 2002

The increase in gross sales of $9.1 million over the comparable period a year ago is due primarily to higher shipments in the Forest Products and Paper segments, offset by lower average selling prices in the same two business segments. The $37.5 million decline in EBITDA was primarily due to the Forest Products segment which accounted for $29.1 million of the decline. In addition to lower selling prices for SPF lumber, the segment absorbed higher export duties on lumber shipped to the U.S. Overall sales and EBITDA of all business segments were adversely affected by the stronger Canadian dollar which averaged 0.662 U.S. dollars, an increase of 6% over the 0.627 U.S. dollars in the year ago quarter. These items are discussed in more detail in the segmented review that follows.

Interest, foreign exchange and financing expense decreased by $24.4 million in total. Foreign exchange contract gains totaled $10.5 million versus a loss of $21.4 million in the prior year. During the March 2002 quarter, the Company incurred a loss of $21.7 million on its Canadian $/U.S. $ program partially offset by $0.3 million in gains on its Euro/U.S. $ program. In the March 2003 quarter, both the Canadian dollar and the Euro were stronger in terms of the U.S. dollar. As a result, contract losses on the Canadian $/U.S. $ program decreased to $2.5 million and we recorded gain of $13.0 million on the Euro/U.S. $ program. Additional details are outlined in note 6 of the interim consolidated financial statements.

During the March 2002 quarter, the Company called US$250 million 9.875% Unsecured Senior Notes due 2005, including a call premium of 3.292%. The early redemption of the 9.875% Senior Notes generated a pre-tax unusual item of $16.0 million, including $13.1 million pertaining to the payment of the call premium and $2.9 million for the write-off of deferred financing costs. The net after-tax impact of this unusual item was $10.5 million or $0.12 per share.

Effective September 29, 2002, the Company adopted the new recommendations of Section 1650 of the Canadian Institute of Chartered Accountants (CICA) with respect to foreign currency translation. As a result, the Company no longer defers and amortizes unrealized translation gains and losses on its foreign denominated debt. As the recommendations were adopted retroactively, the comparative quarterly data for fiscal 2002 included in the MD&A has been restated. During the March 2003 quarter, the Company recorded a gain of $109.8 million on the translation of its US dollar denominated debt as the relative value of the Canadian dollar increased from 0.637 U.S. dollars to 0.679 U.S. dollars. This is the opposite of what occurred a year ago, when the Canadian dollar declined from 0.629 U.S. dollars to 0.627 U.S. dollars, and the Company recognized a loss on translation of foreign debt of $3.4 million.

Effective September 29, 2002, the Company also adopted the new recommendations of Section 3062 of the CICA with regards to goodwill and intangible assets and accordingly, ceased to amortize its goodwill. During the March 2003 quarter, the Company completed the required transitional impairment test and found no impairment of goodwill. In future, the Company expects to perform the annual impairment tests during the fourth quarter of each fiscal year. At the end of March 2003, the Company had goodwill of $36.5 million. As noted, the Company recorded no goodwill amortization in the current period compared to $0.5 million in the comparable quarter of the prior year.

The Company generated net earnings of $34.2 million or $0.40 per share compared to a restated net loss of $63.0 million or $0.73 per share in the corresponding quarter of the prior year. The after-tax impact of the gain on translation of foreign denominated debt was $91.8 million or $1.06 per share as apposed to the prior year after-tax loss of $2.8 million or $0.03 per share.

Six months ended March 2003 vs six months ended March 2002

The increase in gross sales of $57.3 million over the comparable period a year ago is due to higher shipments in the Company's three major segments. Higher prices in the pulp segment were more than offset by lower prices for lumber and paper products. The $79.4 million decline in EBITDA was primarily due to lower profitability in the forest products and paper segments. Forest products EBITDA declined by $35.7 million as a result of lower selling prices for SPF lumber and higher export duties on lumber shipped to the U.S. The paper segment EBITDA declined by $27.4 million due to a decline in U.S. dollar selling prices and the appreciation of the Canadian dollar vis-à-vis the U.S. dollar. The average EBITDA margin for the first six months of fiscal 2003 was 2.1%, down from 7.7% a year ago. Overall, sales and EBITDA of all business segments were adversely affected by the stronger Canadian dollar, which averaged 0.649 US dollars, a 3% increase from 0.630 in the prior year period.

Interest, foreign exchange and financing expense decreased by $46.5 million in total. Foreign exchange contract gains totaled $9.0 million versus a loss of $37.6 million in the prior year. During the six month period ending March 2002, the Company incurred a loss of $40.1 million on its Canadian $/U.S. $ program, with a small offset of $2.5 million in gains on its Euro/U.S. $ program. In the period ended March 2003, both the Canadian dollar and the Euro were stronger in terms of the U.S. dollar. As a result, contract losses on the Canadian $/U.S. $ program decreased to $14.0 million and we recorded a gain of $23.0 million on the Euro/U.S. $ program. Additional details are outlined in Note 6 of the consolidated interim financial statements.

As noted in the previous section, the Company adopted the new recommendations of Section 1650 of the CICA with respect to foreign currency translation. During the six month period ended March 2003, the Company recorded a gain of $118.6 million on the translation of its U.S. dollar denominated debt as the relative value of the Canadian dollar increased from 0.634 U.S. dollars to 0.679 U.S. dollars. This is the opposite of what occurred a year ago, when the Canadian dollar declined from 0.634 U.S. dollars to 0.627 U.S. dollars and the Company recognized a loss on translation of foreign debt of $14.9 million.

Also noted in the prior section, the Company adopted the new recommendations of Section 3062 of the CICA with regards to goodwill and intangible assets. As a result, there was no goodwill amortization during the most recently completed six month period compared to $0.9 million in the comparable period of the prior year.

For the six month period ended March 2003, the Company generated a net loss of $7.6 million or $0.09 per share compared to a net loss of $107.7 million or $1.25 per share in the corresponding period of the prior year. The after-tax impact of the gain on translation of foreign denominated debt was $99.2 million or $1.15 per share as opposed to the prior year after-tax loss of $12.5 million or $0.14 per share.

FOREST PRODUCTS

                                                                                                                     Quarterly Results

March Quarter 2003 vs March Quarter 2002

The Forest Products Group generated negative EBITDA of $10.8 million on sales of $236.1 million. This compares to positive EBITDA of $18.3 million on sales of $243.6 million in the comparable quarter of the prior year. The average selling price of SPF lumber declined by $66 per mfbm from the year ago quarter. Gross sales would have been lower if not for increased volumes in SPF lumber, Specialty wood and Engineered wood. EBITDA was also negatively affected by higher export duties. During the quarter, the Group recorded a charge of $19.1 million relating to countervailing and antidumping duties on lumber shipped to the U.S. In the March 2002 quarter, the Company had incurred $9.0 million of antidumping duties. No countervailing duties were applicable in the prior year quarter.

Six months ended March 2003 vs six months ended March 2002

For the first six months of the fiscal year, the Forest Products Group generated negative EBITDA of $18.0 million on sales of $468.4 million. This compares to positive EBITDA of $17.7 million on sales of $455.6 million in the prior year. The average selling price of SPF lumber was $31 per mfbm lower than in the comparable period in the prior year. On a year-to-date basis, countervailing and antidumping duties have reduced net sales and EBITDA by $40.0 million in fiscal 2003, up from a charge of $20.7 million in the prior year. Additional details regarding countervailing and antidumping duties are outlined in note 3 of the interim consolidated financial statements.

PULP

                                                                                                                     Quarterly Results

March Quarter 2003 vs March Quarter 2002

The Pulp Group generated EBITDA of $9.5 million on sales of $325.7 million for the quarter ended March 2003, compared to EBITDA of $14.3 million on sales of $314.9 million in the March 2002 quarter. The average selling price of pulp expressed in Canadian dollars was $33 per tonne higher than in the comparable quarter last year. However, the aforementioned was not enough to offset the higher equivalent Canadian dollar manufacturing costs of the Company's three French pulp mills. During the most recent quarter, the Euro averaged 1.621 Canadian dollars, a 16% increase over the 1.398 experienced a year ago. As a result, cost of sales for our French pulp mills, which represented 40% of gross sales, was approximately $17.1 million higher than would have been the case if the Euro had not appreciated vis-à-vis the Canadian dollar. It should be noted that the Company had provided for this eventuality and as mentioned in the "Overview" section, is currently generating substantial gains from its Euro / US dollar hedging program, providing a partial offset to the negative effect of the stronger Euro. Total downtime in the quarter was 11,400 tonnes, all maintenance related. This compares to 13,300 tonnes of maintenance downtime in the same quarter a year ago.

Six months ended March 2003 vs six months ended March 2002

The Pulp group generated EBITDA of $23.8 million on sales of $632.3 million for the first six months of the fiscal year, down from $32.9 million on sales of $595.4 million in the comparable period of the prior year. The average selling price of pulp expressed in Canadian dollars was $26 per tonne higher than in the prior year period. However, the aforementioned was not enough to offset the higher equivalent Canadian dollar manufacturing costs of the Company's three French pulp mills. During the most recent six month period, the Euro averaged 1.595 Canadian dollars, a 13% increase over the 1.406 experienced a year ago. As a result, cost of sales for our French pulp mills, which represented 38% of gross sales, was approximately $27.7 million higher than would have been the case if the Euro had not appreciated vis-à-vis the Canadian dollar. Total downtime in the first six months of fiscal 2003 was 41,500 tonnes, all maintenance related. This compares to 28,800 tonnes of maintenance downtime and 4,100 tonnes of market related downtime in the same period a year ago.

PAPER

                                                                                                                     Quarterly Results

March Quarter 2003 vs March Quarter 2002

The Paper Group generated EBITDA of $8.6 million on sales of $215.8 million. This compares to EBITDA of $5.8 million on sales of $209.3 million in the same quarter a year ago. The average selling price of newsprint and UCGW expressed in Canadian dollars was $32 per tonne lower than in the comparable quarter last year, primarily as a result of the appreciation of the Canadian dollar vis-à-vis the U.S. dollar. The average selling price of coated papers expressed in Canadian dollars was $121 per tonne lower due to a combination of lower U.S. dollar selling prices and the aforementioned currency change. The Group benefited from lower manufacturing costs compared to the year ago quarter. Higher energy costs were offset by several favourable items including reduced chemical costs and the deferral of the annual millwide maintenance shutdown at the St. Francisville, Louisiana paper mill. In addition, the St. Francisville mill also experienced a decrease of $6.7 million in its equivalent Canadian dollar manufacturing costs due to the relative increase in the value of the Canadian dollar vis-à-vis the U.S. dollar. During the most recent quarter, the Canadian dollar averaged 0.662 U.S. dollars, a 6% increase over the 0.627 experienced a year ago. This facility accounted for 50% of the Group's gross sales.

Six months ended March 2003 vs six months ended March 2002

The Paper group generated EBITDA of $13.0 million on sales of $434.7 million. This compares to EBITDA of $40.4 million on sales of $437.3 million in the comparable period of fiscal 2002. The average selling price of newsprint and UCGW expressed in Canadian dollars was $41 per tonne lower than in the same period a year ago. The average selling price of coated papers expressed in Canadian dollars was $140 per tonne lower. In both cases, the decrease was due to a decline in U.S. dollar selling prices combined with an appreciation of the Canadian dollar vis-à-vis the U.S. dollar. The Group benefited from lower manufacturing costs compared to the year ago period. Higher energy costs were offset by several favourable item including reduced chemical costs and the deferral of the annual millwide maintenance shutdown at the St. Francisville, Louisiana paper mill. In addition, the St. Francisville mill also experienced a decrease of $7.0 million in its equivalent Canadian dollar manufacturing costs due to the relative increase in the value of the Canadian dollar vis-à-vis the U.S. dollar. During the most recent six month period, the Canadian dollar averaged 0.649 U.S. dollars, a 3% increase over the 0.630 experienced a year ago. This facility accounted for 47% of the Group's gross sales.
FINANCIAL POSITION

  (1) Fiscal 2002 has been restated to comply with the new recommendations of Section 1650 of the CICA Handbook "Foreign Currency Translation".

Cash flow from operations before working capital changes for the first six months of fiscal 2003 was negative $46.0 million, a $36.4 million decline from the comparable period last year. The reduced cash flow corresponds to the decline in EBITDA, partially offset by lower interest and foreign exchange costs. For the six month period ended March 2003, non-cash working capital items used $37.2 million, an increase from $14.4 million used by the same items in the prior year. After allowing for net fixed asset additions of $73.8 million, "free cash flow" was negative $119.8 million versus a negative amount of $49.8 million a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions".

In response to the continued weak cash flow, the Company has curtailed capital expenditures to minimum levels. For the first six months of fiscal 2003, net fixed asset additions totalled $73.8 million compared to $40.2 million in the comparable period a year ago. The amount spent is equal to 65% of fixed asset depreciation. The increase over the prior year is largely as result of capital expenditures of $21.9 million related to the start-up of the recently acquired Chetwynd, BC high yield pulp mill. The mill was restarted in February 2003 and the remaining capital expenditures are not anticipated to be significant.

In March 2002, the Company issued US$350 million of 7.75% Unsecured Senior Notes due 2012. The majority of the proceeds were used to call the US$250 million 9.875% Unsecured Senior Notes due 2005, including the call premium of 3.292% and accrued interest payable. The remaining proceeds were to be used to redeem the C$115 million 8.30% Unsecured Debentures. During the quarter ended March 2002, the early redemption of the 9.875% Senior Notes generated an unusual pre-tax charge of $16.0 million. To the end of fiscal 2002, the Company had repurchased $84.3 million of the 8.30% Debentures.

In March 2003, the Company issued US$100 million of Unsecured Senior Notes as an "add-on" to the existing US$250 million 8.625% Unsecured Senior Notes. The additional tranche was issued at par. The use of proceeds was for general corporate purposes.

During the first six months of fiscal 2003, the Company has repaid $73.7 million of debt. Major items include $30.7 million to repay, at maturity, the remaining 8.30% Unsecured Debentures, the required $10 million annual payment on the 7% Unsecured Subordinated Debentures, the required US$8.6 million payment on the 8.39% Unsecured Senior Notes and periodic payments totalling $12.9 million to repay the Ontario Hydro loan.

Net debt to total capitalization stood at 54.4% at March 2003. This represents an increase of 0.2% since the last audited consolidated financial statements. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. Improvement in the pricing levels of the Company's main products will be required before any meaningful reduction can be achieved.

At the end of March 2003, Tembec had cash and temporary investments of $73.4 million plus unused operating lines totaling $318.4 million. This compares to $149.8 million and $376.8 million respectively at the date of the last audited financial statements.

In summary, the current interim financial results reflect the relatively low margins experienced by the Company in its three core business segments. Although we expect to see some recovery in pricing and margins in pulp and newsprint, lumber export duties will continue to negatively impact our forest products segment. The Company views the recent strengthening of the Euro vis-à-vis the US dollar as a positive in the medium and longer term, but the short term impact has reduced the profitability of our French pulp operations. The Company has adopted several defensive measures, including the restriction of capital expenditures to minimum levels. The Company is focused on controlling costs and liquidity and is well positioned to generate significant earnings when commodity prices recover.
FINANCIAL PERFORMANCE & OTHER DATA

  (1)% returns for each quarter have been annualized.
  (2)Fiscal 2002 has been restated to comply with the new recommendations of Section 1650 of the CICA Handbook "Foreign Currency Translation".

CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)
CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and six months ended March 29, 2003 and March 30, 2002
(unaudited) (in millions of dollars except for number of shares and per share amounts)
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters and six months ended March 29, 2003 and March 30, 2002
(unaudited) (in millions of dollars)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and six months ended March 29, 2003 and March 30, 2002
(unaudited) (in millions of dollars)
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended March 29, 2003 and March 30, 2002
(unaudited) (in millions of dollars)

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Six months ended March 29, 2003 and March 30, 2002
(unaudited) (in millions of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

  Significant accounting policies

  Basis of presentation

  These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 28, 2002.

  Changes in accounting policies

  In February 2003, the Canadian Institute of Chartered Accountants (CICA) issued accounting guideline 14 on the financial statement disclosures to be made by a guarantor relative to its obligations under guarantees. Effective December 29, 2002 the Company adopted the new guideline. The required disclosures are summarized in note 3.

  Effective September 29, 2002, the Company adopted the new recommendations of Section 3062 of the Canadian Institute of Chartered Accountants (CICA) with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. During the second quarter, the Company has completed the required transitional impairment test as at September 29, 2002 and found no impairment of goodwill. In the future, the Company expects to perform the annual impairment tests during the fourth quarter of each fiscal year.

  Effective September 29, 2002, the Company adopted retroactively with restatement the new recommendations of Section 1650 of the Canadian Institute of Chartered Accountants (CICA) with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of the unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. As a result of these recommendations, other assets decreased by $37.3 million, future income taxes decreased by $6.1 million, and retained earnings decreased by $31.2 million as of September 28, 2002. For the quarter ended March 30, 2002, other assets decreased by $57.2 million, future income taxes decreased by $9.4 million and retained earnings decreased by $47.8 million. The restatement of prior period earnings resulted in a decrease in the net loss of $31.6 million for the quarter ended March 30, 2002 and an increase in the net loss of $6.0 million for the quarter ended December 29, 2001, for a total decrease in net loss of $25.6 million for six months ended March 30, 2002.

  Business of the Company

  The Company operates an integrated forest products business. The business includes five reportable segments, which are operated separately due to the nature of products and processes. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The forest products segment consists primarily of forest and sawmill operations which produce lumber, building materials, and wood chips. The wood chips are used in the production of pulp and publishing papers. The pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The paper segment consists primarily of production and sales of newsprint and coated papers, while the coated bleached board operations are under the paperboard segment. The chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in this note.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Figures in table are in millions of dollars)

  Acquisitions

  2003

  During the quarter, the Company finalized the purchase of two sawmills located in France. The company Brassac S.A.S. "Brassac" who purchased the sawmills is 75% owned by Tembec SA, a wholly owned subsidiary of the Company.

  On September 30, 2002, the Company acquired the remaining 51% interest in 3626776 Canada Inc. The numbered company had previously acquired a formaldehyde plant and entered into a capital lease arrangement with a wholly-owned subsidiary of Tembec, ARC Resins International Corp.

  2002

  On November 5, 2001, the Company acquired all of the shares of Davidson Industries Inc. ("Davidson") which includes three sawmills in Quebec and New Hampshire.

  On November 26, 2001, the asset valuation with respect to the June 19, 2001, St. Francisville, Louisiana paper mill ("Tembec USA LLC") acquisition from Crown Paper Co. was finalized which caused an adjustment of $1.2 million to the original recorded purchase price.

  Details of the acquisitions are as follows:
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Figures in table are in millions of dollars)

  Commitments and contingencies

  Countervailing and antidumping duties

In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

On August 9, 2001, the USDOC imposed a preliminary countervailing duty of 19.31% on Canadian softwood lumber shipped to the U.S. The Company subsequently accrued $21.8 million of countervailing duty covering shipments of lumber to the U.S. between August 17, 2001 and December 15, 2001. On March 22, 2002, the USDOC issued its final determination in the countervailing duty investigations, adjusting the rate from 19.31% to 19.34% and subsequently corrected for ministerial errors to 18.79%. The USDOC also determined that no critical circumstances existed and accordingly the duty would not apply retroactively to May 19, 2001. On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the U.S. lumber industry, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to December 15, 2001. The finding of threat of injury resulted in the USDOC issuing an order to collect countervailing duties on a going forward basis. During the June 2002 quarter, the Company reversed the $21.8 million it had accrued from August 2001 to December 2001. The bonds posted to cover the liability were also cancelled.

Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $13.5 million was incurred during the December 2002 quarter relating to lumber shipments to the U.S. between September 29 and December 28, 2002. A charge of $12.1 million was incurred during the March 2003 quarter relating to lumber shipped to the U.S. between December 29, 2002 and March 29, 2003. The Company is currently remitting cash deposits to cover the applicable duty.

On October 31, 2001, the USDOC imposed a preliminary antidumping duty averaging 10.76% on all of the Company's softwood lumber shipments to the U.S. beginning on November 6, 2001. The aforementioned average rate was assigned specifically to the Company based on the USDOC's review of our actual historical shipments to the U.S. On March 22, 2002, the USDOC issued its final determination in the antidumping investigation, increasing the Company's average rate from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors. As at March 30, 2002, the Company had accrued $9.7 million of antidumping duty covering shipments of lumber to the U.S. between November 6, 2001 and March 30, 2002. On May 16, 2002 the USITC announced it had found no current injury to the U.S. lumber industry, but a threat of injury, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to May 5, 2002. The USITC finding of threat of injury allowed the USDOC to place an antidumping order on softwood lumber. During the June quarter, the Company reversed the $9.7 million it had accrued from November 2001 to March 2002. The bonds posted to cover the liability were also cancelled.

Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $7.4 million was incurred during the December 2002 quarter relating to lumber shipments to the U.S. between September 29 and December 28, 2002. A charge of $7.0 million was incurred during the March quarter relating to lumber shipped to the U.S. between December 29, 2002 and
March 29, 2003. The Company is currently remitting cash deposits to cover the applicable duty.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Figures in table are in millions of dollars)

  Commitments and contingencies (cont.)

  Countervailing and antidumping duties (cont.)

  The following table summarizes the quarterly impact of the aforementioned duties on the Company's financial results ($ millions):

  The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by any reviewing courts, the North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to which those determinations are being appealed.

  Commitments

  The partners of Papiers Gaspésia Limited Partnership ("Gaspésia") have provided guarantees for a US$45 million (C$70 million) loan facility to be used to finance the modernization program of the paper mill in Chandler, Quebec. The Company's portion of the guarantee is limited to 25% or $17.5 million. As at March 29, 2003, no amounts had been drawn on the facility.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Figures in table are in millions of dollars)

  Long-term debt
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Figures in table are in millions of dollars)

  Stock-based compensation plans

  Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

  The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Under this method, no compensation expense is recorded over the vesting period of these options. The Company discloses the pro forma effect on net earnings (loss) and earnings (loss) per share had the fair value-based method been applied for options granted after September 29, 2001. During the first quarter, the Company granted 161,650 stock options at $10.78 (231,000 at $10.52 - 2002). For the second quarter, the Company granted 8,319 options at $12.32 (14,556 at $11.85 - 2002).

  In accordance with Section 3870 of the CICA Handbook and using the straight-line method, the following pro forma disclosures present the effect on earnings (loss) had the fair value-based method been chosen.

  (in millions of dollars, except per share amounts)

  The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Figures in table are in millions of dollars)

  Interest, foreign exchange, and other

  Income Taxes
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Figures in table are in millions of dollars)

  EBITDA

  EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:

  In addition, the Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable segments and individual business units. The Company believes that it is a useful indicator of profitability of its business segments and individual business units. Segmented EBITDA is equivalent to operating earnings prior to the deduction of depreciation and amortization expense. The various components are outlined in the consolidated business segment information.

  Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: May 15, 2003